UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 7, 2023, Castor Maritime Inc. (the “Company”) completed the spin-off of Toro Corp. (“Toro”). The spin-off was achieved through the Company’s pro rata distribution of all outstanding common shares of Toro to holders of record of the Company’s common shares.  Each holder of record of the Company’s common shares received one Toro common share for every ten common shares of the Company held on the record date of February 22, 2022. In lieu of fractional common shares of Toro, the Company’s shareholders will receive cash from the sale of such shares on Nasdaq Capital Market after the distribution. Additional information regarding the spin-off may be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 8, 2023.

Attached to this report on Form 6-K as Exhibit 99.1 are the unaudited pro forma consolidated financial statements of the Company as of and for the year ended December 31, 2022, which are presented to illustrate the impact on Castor’s historical consolidated financial results of (i) the contribution by the Company to Toro of all the assets and liabilities (including Elektra Shipping Co., the holding company of the now sold tanker vessel M/T Wonder Arcturus) that comprise the Aframax/LR2 and Handysize tanker segments previously owned and operated by Castor, (ii) the distribution of 100% of the outstanding common shares of Toro to the Company’s common shareholders, and (iii) certain other transactions consummated in connection with the spin-off transaction.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: March 8, 2023
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer